Management's Report

The accompanying consolidated financial statements of Lundin Mining Corporation and its subsidiaries are the responsibility of management and have been approved by the Board of Directors. The financial statements include some amounts that are based on management's best estimates, which have been made using careful judgment. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its audit committee, comprising outside directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The Company's auditors have full access to the audit committee, with and without management being present. These financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, and their report follows.

(Signed) Philip J. Wright	(Signed) Ted Mayers
President and Chief Executive Officer	Chief Financial Officer
Toronto, Ontario, Canada
February 25, 2009

Auditors' Report

To the Shareholders of
Lundin Mining Corporation

We have audited the consolidated balance sheets of Lundin Mining Corporation as at December 31, 2008 and 2007 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario, Canada
February 25, 2009

Lundin Mining Corporation
CONSOLIDATED BALANCE SHEETS
As at December 31, 2008 and 2007
(in thousands of US dollars)
	2008	2007

ASSETS
Current
Cash and cash equivalents	$169,698	$131,046
Accounts receivable	74,411	98,024
Inventories (Note 6)	40,081	46,791
Prepaid expenses	8,052	9,934
	292,242	285,795
Reclamation funds	58,385	59,174
Mineral properties, plant and equipment (Notes 7, 10)	1,351,584	2,203,811
Investments and other assets (Note 8)	1,643,730	1,531,944
Future income tax assets (Note 11)	52,102	60,193
Goodwill (Notes 9, 10)	242,519	503,925
Assets of discontinued operations (Note 5)	63,940	65,982
	$3,704,502	$4,710,824
LIABILITIES
Current
Accounts payable	$151,087	$78,338
Accrued liabilities (Note 12)	44,353	89,660
Income taxes payable	1,648	103,526
Current portion of long term debt and capital leases (Note 13)	306,973	5,779
Deferred revenue (Note 15)	3,465	7,243
Forward sales contracts (Note 16)	-	10,502
	507,526	295,048
Long-term debt and capital leases (Note 13)	8,243	89,496
Other long-term liabilities (Note 14)	16,252	5,701
Deferred revenue (Note 15)	75,665	91,098
Provision for pension obligations (Note 17)	14,359	17,074
Asset retirement obligations and other provisions (Note 18)	109,530	117,589
Future income tax liabilities (Note 11)	262,650	448,619
Liabilities of discontinued operations (Note 5)	106,553	104,393
	1,100,778	1,169,018
SHAREHOLDERS' EQUITY
Share capital (Note 19)	3,331,309	3,233,682
Contributed surplus	24,758	14,179
Accumulated other comprehensive income	182,074	271,301
(Deficit) Retained earnings	(934,417)	22,644
	2,603,724	3,541,806
	$3,704,502	$4,710,824

Going concern basis of accounting (Note 2), Commitments and contingencies (Note 21)
Subsequent events (Note 25)
See accompanying notes to consolidated financial statements

Approved by the Board of Directors

(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Director	Director

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2008 and 2007
(in thousands of US dollars, except for shares and per share amounts)

	2008	2007

Sales	$835,294	$1,059,722

Operating costs	(436,633)	(379,295)
Accretion of asset retirement obligations and other provisions (Note 18)	(25,931)	(9,085)
Selling, general and administration	(39,556)	(30,785)
Stock-based compensation (Note 19b)	(9,926)	(12,024)
Income from continuing operations before undernoted	323,248	628,533

Depreciation, depletion and amortization	(202,317)	(175,692)
General exploration and project investigation	(38,876)	(35,370)
Goodwill and long-lived asset impairment (Notes 9, 10)	(760,188)	(349,998)
Impairment of available-for-sale ("AFS") securities	(144,077)	-
Other income and expenses	2,625	24,687
(Loss) gain on sale of investments	(1,320)	74,330
Interest and bank charges	(14,725)	(13,444)
Foreign exchange loss	(14,726)	(18,876)
Loss on forward sales contracts (Note 16)	(91)	(17,981)
(Loss) Income from continuing operations before income taxes	(850,447)	116,189

Current income tax expense (Note 11)	(29,677)	(136,454)

Future income tax recovery (Note 11)	160,130	20,569
(Loss) Income from continuing operations for the year	(719,994)	304
Loss from discontinued operations, net of income taxes (Note 5)	(237,067)	(154,461)
Net loss	$(957,061)	$(154,157)

Basic and diluted loss per share from
Continuing operations	$(1.82)	$0.00
Discontinued operations	(0.60)	(0.46)
Basic and diluted loss per share	$(2.41)	$(0.46)

Weighted average number of shares outstanding
Basic and diluted	396,416,414	338,643,242

Going concern basis of accounting (Note 2)
See accompanying notes to consolidated financial statements

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
For the years ended December 31, 2008 and 2007
(in thousands of US dollars)

	2008	2007
Net loss	$(957,061)	$(154,157)
Other comprehensive loss
Change in fair value of AFS securities, net of taxes	(128,793)	(23,626)
Recognized loss on AFS securities disposed in the year, net of taxes	(263)	-
Impairment of AFS securities, net of taxes	143,222	-
Cumulative foreign currency translation adjustment	(103,393)	239,330
	(89,227)	215,704
Comprehensive (loss) income	$(1,046,288)	$61,547

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2008 and 2007
(in thousands of US dollars, except share amounts)

				Cumulative	Accumulated
				foreign currency	Other	(Deficit)
	Number of	Share	Contributed	translations	Comprehensive	Retained
	Shares	Capital	Surplus	adjustments	Income	Earnings	Total

Balance, December 31, 2006	284,800,065	$1,890,275	$8,887	$52,404	$-	$176,801	$2,128,367
Transition adjustment		-	-	(52,404)	55,597	-	3,193
Exercise of stock options	1,903,173	13,936	(7,392)	-	-	-	6,544
Exercise of stock appreciation
rights	226,160	2,830	-	-	-	-	2,830
Shares and options issued for
Tenke acquisition (Note 5b)	105,421,402	1,329,075	660	-	-	-	1,329,735
Shares issued on the assumption
of Tenke obligation (Note 5b)	138,400	1,745	-	-	-	-	1,745
Stock-based compensation	-	-	12,024	-	-	-	12,024
Changes in the fair value of AFS
securities	-	-	-	-	(23,626)	-	(23,626)
Normal Course Issuer Bid share
buyback	-	(4,179)	-	-	-	-	(4,179)
Return of fractional shares	(69)	-	-	-	-
Net loss	-	-	-	-	-	(154,157)	(154,157)
Effects of foreign currency
translation	-	-	-	-	239,330	-	239,330
Balance, December 31, 2007	392,489,131	$3,233,682	$14,179	$-	$271,301	$22,644	$3,541,806
Exercise of stock options	97,848	920	(301)	-	-	-	619
Stock-based compensation	-	-	10,880	-	-	-	10,880
Recognized loss on AFS securities
disposed in the year	-	-	-	-	(263)	-	(263)
Changes in the fair value of AFS
securities	-	-		-	(128,793)	-	(128,793)
Impairment of AFS securities	-	-	-	-	143,222	-	143,222
Normal Course Issuer Bid share
buyback	(2,150,700)	(14,654)	-	-	-	-	(14,654)
Private placement	96,997,492	111,361	-	-			111,361
Net loss	-	-	-	-	-	(957,061)	(957,061)
Effects of foreign currency
translation	-	-	-	-	(103,393)	-	(103,393)

Balance, December 31, 2008	487,433,771	$3,331,309	$24,758	$-	$182,074	$(934,417)	$2,603,724

See accompanying notes to consolidated financial statements

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008 and 2007
(in thousands of US dollars)

	2008	2007

Cash provided by (used in)
Operating activities
Net loss	$(957,061)	$(154,157)
Items not involving cash
Depreciation, depletion and amortization	202,317	175,692
Goodwill and long-lived asset impairment	970,660	543,101
Impairment of AFS securities	144,077	-
Recognition of deferred revenue	(6,447)	(4,473)
Stock-based compensation	9,926	12,024
Future income tax recovery	(134,122)	(71,793)
Loss (gain) on sale of investments and other assets	1,320	(79,035)
Accretion of asset retirement obligations	4,016	6,769
Provision for severance and closure costs	21,915	1,604
Provision for pension obligations	2,715	1,046
Unrealized foreign exchange loss	17,815	5,982
Unrealized gain on forward sales contracts	-	(14,159)
Other	5,019	(1,604)
Reclamation payments	(3,811)	(2,018)
Reclamation fund contributions	(780)	(16,265)
Pension payments	(1,378)	(640)
Realized loss on derivative instruments	(10,503)	(9,759)
Changes in non-cash working capital items	(50,649)	(18,872)
	215,029	373,443

Financing activities
Proceeds from loans	374,458	753,949
Common shares issued	111,980	7,874
Deferred revenue	-	42,500
Common share buyback	(17,974)	(726)
Debt repayments	(136,010)	(716,744)
	332,454	86,853

Investing activities
Mineral properties, plant and equipment expenditures	(274,446)	(189,413)
Investments in Tenke Fungurume	(264,100)	(60,900)
Investments in AFS securities	(4,675)	(298,675)
Proceeds from sale of investments and other assets	48,904	307,433
Acquisition of subsidiaries, net of cash	-	(763,259)
Proceeds from sale of subsidiary, net of cash	-	273,285
Other	10,024	(6,488)
	(484,293)	(738,017)
Effect of foreign exchange on cash balances	(26,105)	8,758
Increase (decrease) in cash and cash equivalents during the year	37,085	(268,963)
Cash and cash equivalents, beginning of year	133,207	402,170
Cash and cash equivalents, discontinued operations	(594)	(2,161)
Cash and cash equivalents, end of year	$169,698	$131,046
Supplemental cash flow information (Note 24)
See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

1.	NATURE OF OPERATIONS

Lundin Mining Corporation (the “Company”) is engaged in base metal mining and related activities, including exploration, extraction and processing on properties located in Portugal, Spain, Sweden and Ireland. The Company's major products are copper, zinc and nickel.

The Company's principal operating mine assets include the Neves-Corvo copper/zinc mine, located near Castro Verde, Portugal, the Zinkgruvan zinc/lead/silver mine, located approximately 200 kilometres southwest of Stockholm, Sweden, the Aguablanca nickel/copper mine in Spain, the Galmoy zinc/lead mine near Kilkenny, Ireland, and a 24.75% equity accounted interest in the Tenke Fungurume copper/cobalt project under development in the Democratic Republic of Congo (“DRC”). The Company holds exploration permits covering substantial areas in Portugal, Sweden and Ireland and financial asset holdings in companies with advanced stage mining projects.

2.	GOING CONCERN BASIS OF ACCOUNTING

As at December 31, 2008, the Company was not in compliance with a financial covenant of the Company's revolving credit facility (Note 13) and as a consequence has reclassified the $266.7 million balance on this facility from long term debt to current liabilities. The Company has obtained a waiver of the covenant from the syndicate of lending banks for a period up to June 5, 2009 during which time it is working with the banking syndicate to establish a permanent and restructured facility. Future operations are dependent on the Company's ability to access sufficient funding to meet its obligations. The intention is to restructure the facility to ensure adequate liquidity in the event that the present market volatility and depressed demand for base metals continues for the next two years. There are, however, no assurances that these negotiations will be successful.

In the event that a positive outcome is not achieved from negotiations with the lending syndicate, management will pursue alternate debt or equity financing and/or pursue the sale of certain assets that will allow the Company to meet its obligations in the normal course of business. There are no assurances that additional financing will be raised and in the event that the Company is required to sell an asset or assets that the price obtained will support the amounts reflected in these financial statements. The impact of any adjustments arising from the sale of an asset or assets, which could be material, is not reflected in these financial statements.

Until the outcome of the above matters is known there is considerable uncertainty about the appropriateness of the going concern basis of accounting.

The accounting principles used in these consolidated financial statements are applicable to a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

All amounts are in US dollars unless otherwise indicated. The reporting currency of the Company is US dollars.

Comparative Figures

Comparative figures have been adjusted to conform to changes in presentation in these consolidated financial statements where required.

Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Management exercises significant judgment in the determination of the following estimates:

  the amounts of ore reserves and resources used in the evaluation of carrying values, amortization rates and the timing of cash flows, allocation of the purchase price to fair values on the acquisition of businesses or groups of assets, quantities and net realizable value of inventories,
  contingent liabilities,
  tax provisions and future income tax balances,
  useful economic life of plant and equipment,
  costs of asset retirement obligations and other mine closure obligations, stock based compensation measurements,
  financial and derivative instruments valuations,
  assumptions used in impairment testing of all assets,
  determination of reporting units and the valuation of reporting units for goodwill determination, and valuation of mineral exploration and development properties.
Actual results could differ from estimates made by management during the preparation of these financial statements, and those differences may be material.

Significant Accounting Policies

The significant accounting policies used in these consolidated financial statements are as follows:

(a) Subsidiaries, variable interest entities, investments and interests in joint ventures Investments over which the Company holds a controlling interest are consolidated in these financial statements. The Company consolidates subsidiaries and entities that are subject to control on a basis other than ownership of a majority of the voting interests, or variable interest entities.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Investments over which the Company has the ability to exercise significant influence are accounted for by the equity method. Under this method, the investment is initially recorded at cost and adjusted thereafter to record the Company's share of post acquisition earnings or loss of the investee as if the investee had been consolidated. The carrying value of the investment is also increased or decreased to reflect the Company's share of capital transactions, including amounts recognized in other comprehensive income, and for accounting changes that relate to periods subsequent to the date of acquisition. When there is a loss in value of an equity accounted investment which is other than temporary, the investment is written down to recognize the loss by a charge included in net income.

Interests in joint ventures arise when the Company enters contractual agreements that provide for the sharing among two or more parties of the continuing power to determine the strategic operating, investing and financing activities of an entity. The Company proportionately consolidates its interests in joint ventures. Under the proportionate consolidation method, the Company's pro rata share of each of the assets, liabilities, revenues and expenses subject to joint control are combined with similar items in the Company's consolidated financial statements.

(b)	Translation of foreign currencies

The accounts of self-sustaining foreign operations are translated into US dollars at year-end exchange rates, and revenues and expenses and cash flows are translated at the average exchange rates. Differences arising from these foreign currency translations are recorded as cumulative foreign currency translation adjustments within other comprehensive income and as accumulated other comprehensive income until they are realized by a reduction in the investment.

For integrated foreign operations, monetary assets and liabilities are translated into US dollars at year-end exchange rates and non-monetary assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates, except for items related to non-monetary assets and liabilities, which are translated at historical rates. Gains or losses on translation of monetary assets and monetary liabilities are included in income.

The measurement or functional currencies of all material subsidiaries are deemed to be the local currency.

(c)	Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks, and highly liquid short-term interest bearing investments with a term to maturity at the date of purchase of 90 days or less.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

(d)	Inventories

Ore stockpile and concentrate stockpile inventories are valued at the lower of production cost and net realizable value. Production costs include direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, depreciation and amortization of property, plant and equipment directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. Materials and supplies inventories are valued at average cost less allowances for obsolescence.

(e)	Mineral properties, plant and equipment

Mineral properties

Mineral properties are carried at cost less accumulated depletion and any accumulated impairment charges. Mineral property expenditures include:

i.

Acquisition costs consist of payments for property rights and leases, including the estimated fair value of exploration properties acquired as part of a business acquisition or the acquisition of a group of assets.

ii.

Exploration and evaluation costs incurred on an area of interest once a determination has been made that a property has potential economically recoverable resources and there is a reasonable expectation that costs can be recovered by future exploitation or sale of the property. Exploration and evaluation expenditures made prior to a determination that a property has economically recoverable resources are expensed as incurred.

iii.

Development costs incurred on an area of interest once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established a proven and probable reserve, are capitalized as development expenses. Development costs are directly attributable to the construction of a mine. When additional development expenditures are made on a property after commencement of production, the expenditure is deferred as mineral property expenditures when it is probable that additional economic benefit will be derived from future operations.

iv.

Stripping costs represent the cost incurred to remove overburden and other waste materials to access ore. Stripping costs incurred prior to the production phase of a mine are capitalized and included as part of mineral property costs. During the production phase stripping costs, which represent a betterment of the mineral property, are capitalized. Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate. All other stripping costs incurred during the production phase of a property are accounted for as variable production costs and are included in the cost of inventory produced during the period in which the cost is incurred.

v.

Pre-production expenditures net of the proceeds from sales generated, if any, relating to any one area of interest are capitalized as mineral property expenditures until such time as production rates achieve sustained commercial production levels.

Once a mine has achieved commercial production, mineral property for each area of interest is depleted on a unit-of-production basis using proven and probable reserves.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

(f)	Plant and equipment

Plant and equipment are carried at cost less accumulated depreciation and any accumulated impairment charges. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset, or over the estimated remaining life of the mine if shorter, as follows:

Years
Buildings	20 - 50
Plant and machinery	5 - 20
Equipment	5

(g)	Mining equipment under capital lease

Leases that transfer substantially all of the property ownership benefits and risks to the Company are accounted for as capital leases. At the time a capital lease is entered into, the asset is recorded together with the related long-term obligation and is amortized on a straight line basis over its estimated useful life but not to exceed the life of mine. The interest portion of the lease payments are charged to income as incurred.

(h)	Impairment assessment

The Company performs impairment tests on its mineral properties, including exploration and development properties, plant and equipment when events or changes in circumstances indicate that the carrying values of these assets may not be recoverable. These tests require the comparison of the expected undiscounted future cash flows derived from these assets with the carrying value of the assets. If shortfalls exist, the assets are written down to fair value, determined primarily using discounted cash flow methods.

(i)	Interest capitalization

Interest and financing costs on debt or other liabilities that can be attributed to specific projects and that are incurred during the development or construction period are capitalized as a cost of the asset under development or construction.

(j)	Goodwill

Acquisitions of businesses are accounted for using the purchase method of accounting whereby all identifiable assets and liabilities are recorded at their fair values as at the date of acquisition. Any excess purchase price over the aggregate fair value of net assets plus or minus the amounts recognized for future income taxes is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of the assets and liabilities and related future income tax balances of the reporting unit at the date of acquisition. Goodwill is not amortized.

Goodwill is tested annually for impairment or more frequently if current events or changes in circumstances indicate that the carrying value of the goodwill of a reporting unit may exceed its fair value. A two-step impairment test is used to identify potential impairment in goodwill and to measure the amount of goodwill impairment, if any. In the first step, the fair value of a reporting unit is compared with its carrying value, including goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not undertaken. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill (determined on the same basis as the value of goodwill is determined in a business combination) is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

(k)	Derivatives

The Company may enter into derivative instruments to mitigate exposures to commodity price and currency exchange rate fluctuations. Unless the derivative instruments qualify for hedge accounting, and management undertakes appropriate steps to designate them as such, they are designated as held-for-trading and recorded at their fair value with realized and unrealized gains or losses arising from changes in the fair value recorded in operations. Fair values for derivative instruments held-for-trading are determined using valuation techniques. The valuations use assumptions based on prevailing market conditions on the reporting date. Realized gains and losses are recorded as a component of operating cash flows.

Embedded derivatives identified in non-derivative instrument contracts are recognized separately unless closely related to the host contract.

(l)	Deferred revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver silver contained in concentrate at contracted prices. As deliveries are made, the Company records a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment.

(m)	Provision for pension obligations

The Company's Zinkgruvan mine has an unfunded defined benefit pension plan. The cost of the defined benefit pension plan is determined periodically by independent actuaries. The actuarial valuation is based on the projected benefit method pro-rated on service (which incorporates management's best estimate of future salary levels, retirement ages of employees and other actuarial factors). Each year actuarial gains and losses are calculated and accumulated actuarial gains and losses are amortized over the estimated remaining period of services to be received.

(n)	Asset retirement obligations

The Company records the fair value of its asset retirement obligation as a long-term liability as incurred and records an increase in the carrying value of the related asset by a corresponding amount. In subsequent periods, the carrying amount of the liability is accreted by a charge to operations to reflect the passage of time and the liability is adjusted to reflect any changes in the timing of the underlying future cash flows. Charges for accretion and asset retirement obligation expenditures are recorded as operating activities.

Changes to the obligation resulting from any revisions to the timing or amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the asset retirement obligation, and a corresponding change in the carrying amount of the related long-lived asset. Upward revisions in the amounts of estimated cash flows are discounted using the credit- adjusted risk-free rate applicable at the time of the revision. Downward revisions in the amount of estimated cash flows are discounted using the historical credit-adjusted risk-free rate when the original liability was recognized.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

(o)	Revenue recognition

Revenue arising from the sale of metals contained in concentrates is recognized when title and the significant risks and rewards of ownership of the concentrates have been transferred to the customer in accordance with the agreements entered into between the Company and its customers. The Company's metals contained in concentrates are provisionally priced at the time of sale based on the prevailing market price as specified in the sales contracts. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for the metals sold and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of sales.

(p)	Stock-based compensation

The Company follows the fair value method with respect to stock-based awards to directors and employees, including options, awards that are direct awards of stock that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this approach, stock-based payments are recognized as a compensation expense over the vesting period of the options or when the awards or rights are granted, with a corresponding credit to contributed surplus. With respect to options that vest over time, the fair value is amortized using the graded vesting attribution method and expensed on a monthly basis. When the stock options or rights are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(q)	Income taxes

The Company accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax based values. Future income tax assets and liabilities are measured using the tax rates substantively enacted when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(r)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is calculated using the treasury stock method. In applying the treasury-stock method, the assumed proceeds which would be received upon the exercise of outstanding stock options is used to calculate how many common shares could be purchased at the average market price during the year and cancelled. If the calculated result is dilutive, it is included in the diluted earnings (loss) per share calculation.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

(s)	Financial instruments – recognition and measurement

The Company classified all financial assets as one of the following: held-to-maturity investments, loans and receivables, available-for-sale or held for trading. Financial assets and liabilities held for trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held for trading are measured at amortized cost, and amortization is calculated using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held for trading upon initial recognition. All financial assets and liabilities are designated as held-for-trading except for investments which have been designated as available-for- sale and long-term debt and other long-term liabilities which are classified as held-to-maturity.

The carrying values of the accounts receivables and accounts payables approximate their fair values.

All derivative instruments, including certain embedded derivatives that are separated from their host contracts, are recorded on the balance sheet at fair value and mark to market adjustments on these instruments are included in net income.

Transaction costs incurred to acquire or issue financial instruments are included in the initial carrying amount of the relevant financial instrument.

Where a financial asset classified as held-to-maturity or available-for-sale has a loss in value which is considered to be other than temporary, the loss is recognized by a charge to earnings.

(t)	Adoption of new accounting standards

Effective January 1, 2008 the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) accounting standards:

	i.	Section 1400 – General Standards of Financial Statement Presentation

This section was amended to include a requirement that management make an assessment of an entity's ability to continue as a going concern when preparing financial statements. Adoption of this standard did not have any material effect on the financial statements.

	ii.	Section 1535 – Capital Disclosures

This section establishes standards for disclosing quantitative and qualitative information about the Company's capital and how it is managed, thereby enabling users to evaluate the Company's objectives, policies and processes for managing capital.

	iii.	Section 3031 – Inventories

This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. Adoption of this standard did not have any material effect on the financial statements.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

iv.	Section 3862 and 3863 – Financial Instruments – Disclosures and Presentations

These sections replaced section 3861 – Financial Instruments – Disclosure and Presentation and require additional disclosure of the significance of financial instruments to the Company's financial position and performance as well as quantitative and qualitative information that enable users to evaluate the nature and extent of risks arising from those financial instruments.

4.	NEW ACCOUNTING PRONOUNCEMENTS

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2009. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

Section 3064 – Goodwill and Intangible Assets

This new standard replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009.

Section 1582 Business combinations, Section 1601 consolidated financial statements and Section 1602 non-controlling interests

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

International Financial Reporting Standards

In February 2008, the CICA confirmed that International Financial Reporting Standards ("IFRS") will be mandatory in Canada for all publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company is analyzing the impact of IFRS on its consolidated financial statements.

5.	ACQUISITIONS AND DISPOSITIONS

(a) Pirites Alentejanas SA

On December 23, 2008, the Company announced that it had entered into an agreement of purchase and sale for the sale of its wholly-owned subsidiary Pirites Alentejanas SA (“PA”). The transaction was completed on February 5, 2009 (Note 25). The assets, liabilities and results of operations of PA have been separately reported as discontinued operations in the balance sheets and statements of operations. Figures for 2007 have been revised to reflect this presentation.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

The results of the discontinued operations for the years ended December 31 were as follows:

	2008	2007
General exploration and project investigation	$(2,918)	$(4)
Asset impairment	(210,472)	(193,103)
Other income and expenses	(887)	104
Interest and bank charges	(140)	(26)
Gain on sale of investments	-	3,644
Foreign exchange gain	245	254
Gain (loss) on forward sales contracts	3,131	(16,545)
Current income tax expense	(18)	(9)
Future income tax (expense) recovery	(26,008)	51,224
Loss from discontinued operations	$(237,067)	$(154,461)

The following table details the assets and liabilities related to the discontinued operations as at December 31, 2008 and 2007:

	2008	2007

Cash and cash equivalents	$594	$2,161
Accounts receivable	4,405	12,849
Inventories	3,439	-
Prepaid expenses	345	1,364
Mineral properties, plant and equipment	55,157	29,219
Future income tax assets	-	20,389
Assets of discontinued operations	$63,940	$65,982

Accounts payable and accrued liabilities	10,514	27,937
Accrued liabilities	15,126	1,196
Current portion of long term debt and capital leases	262	2,861
Other long-term liabilities	-	128
Deferred revenue	55,157	57,780
Asset retirement obligation and other provisions	25,494	14,491
Liabilities of discontinued operations	$106,553	$104,393

The disposition is not expected to have a material effect on the financial position of the Company.

(b) Tenke Mining Corp.

On July 3, 2007 the Company completed the acquisition of 100% of the issued and outstanding common shares of Tenke Mining Corp. (“Tenke”) by issuing 105.4 million common shares valued at $1,329.1 million (CAD$13.37 per share) and cash payments totaling $0.06 million to the former Tenke shareholders. The Company issued a further 0.14 million common shares at CAD$13.37 per share to satisfy an obligation resulting from a previous agreement between Tenke and one of its consultants. In addition, the Company issued 90,000 stock options valued at $0.7 million to a former Tenke director in exchange for the cancellation of Tenke stock options. The terms and conditions of these stock options remain the same as the Tenke stock options, except for the number of options issued and the respective exercise price, which were adjusted according to the exchange ratio. This acquisition has been accounted for as a purchase of assets.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Tenke, through its 30% interest in TF Holdings Ltd. (“TFH”), held a 24.75% interest in the Tenke Fungurume copper/cobalt project under development in the DRC.

The allocation of the purchase price is summarized as follows:

Purchase price consideration
Common shares issued (105.4 million shares)	$1,329,075
Common shares issued on Tenke share issue obligation (0.14 million shares)	1,745
Stock options issued in exchange for Tenke option obligation	661
Acquisition costs	1,026
Cash	60

1,332,567
Less:
Cash and cash equivalents acquired	(82,436)
Net purchase price	1,250,131

Net assets acquired
Accounts receivable	$160
Prepaid expenses	22
Available for-sale-investments	1,084
Investment in TFH (Note 8(b)(i))	1,254,229

1,255,495
Accounts payable and accrued liabilities	(377)
Future income tax liabilities	(4,987)
Net assets acquired	$1,250,131

The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimates and taking into account all available information at the time of acquisition (also see Note 8 (b)(i)).

The excess of the purchase price over the carrying value has been applied to the investment in TFH.

(c) Rio Narcea Gold Mines, Ltd.

On July 17, 2007, the Company acquired 85.5% of the issued common shares of Rio Narcea Gold Mines, Ltd. (“Rio Narcea”) in exchange for CAD$5.50 per share and 73.3% of the outstanding warrants of Rio Narcea for Cdn$1.04 per warrant. As at December 31, 2007, the Company had acquired all of the issued and outstanding shares of Rio Narcea and all of the outstanding warrants for cash payments totaling $918 million.

Concurrent with the offer to purchase Rio Narcea, the Company signed an option agreement with Red Back Mining Inc. for the sale of Rio Narcea's Tasiast gold mine for cash consideration of $225.0 million and the assumption of $53.1 million of debt and hedging contracts. The sale was completed on August 2, 2007.

The purchase price was financed in part by an $800.0 million syndicated senior credit facility, which was reduced by the $225.0 million proceeds from the sale of the Tasiast gold mine.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

This acquisition has been accounted for as a business combination using the purchase method. These consolidated financial statements include Rio Narcea's operating results commencing July 17, 2007.

Rio Narcea owns the Aguablanca nickel/copper mine and the Salave gold deposit in Spain.

The allocation of the purchase price to the identifiable assets and liabilities of Rio Narcea is summarized as follows:

Purchase price
Cash	$917,981
Acquisition costs	4,257

922,238
Less: Cash and cash equivalents acquired	(67,303)
Net purchase price	$854,935

Net assets acquired
Restricted cash	$9,174
Non-cash current assets	51,060
Mineral properties, plant and equipment	562,493
Assets held-for-sale	278,181
Investments	69,788
Other long-term assets	939
Future income tax assets	13,783

985,418
Current liabilities	(70,057)
Current portion of long-term debt	(40,586)
Long-term debt	(6,009)
Other long-term liabilities	(16,178)
Asset retirement obligation and other mine closure costs	(7,341)
Future income tax liability	(148,674)
Non-controlling interest	(400)

Net identifiable assets	696,173
Residual price allocated to goodwill	158,762
Net assets acquired	$854,935

The purchase price has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to the Aguablanca mine, based on management's best estimate and taking into account all available information at the time of acquisition. The fair values allocated were based in part on a valuation report prepared by an independent third party. The amount allocated to goodwill is not deductible for tax purposes.

The assets of Rio Narcea were subsequently reviewed for recoverability and impairment (Note 10).

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

6.	INVENTORIES
Inventories comprise the following:

	2008	2007

Ore stock piles	$7,337	$9,858
Concentrate stock piles	6,546	11,449
Materials and supplies	26,198	25,484
	$40,081	$46,791

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	December 31, 2008
		Accumulated
		depreciation,
		depletion and
	Cost	amortization	Net
Exploration properties	$104,411	$-	$104,411
Mineral properties	1,356,513	438,868	917,645
Plant and equipment	406,248	134,925	271,323
Development properties	58,205	-	58,205
	$1,925,377	$573,793 $	1,351,584

		December 31, 2007
		Accumulated
		depreciation,
		depletion and
	Cost	amortization	Net
Exploration properties	$281,787	$-	$281,787
Mineral properties	1,766,981	298,775	1,468,206
Plant and equipment	421,962	73,288	348,674
Development properties	105,144	-	105,144
	$2,575,874	$372,063	$2,203,811

During the year, the Company acquired equipment through capital leases in the amount of $2.5 million (2007 - $3.7 million).

In 2007, development properties included the Company's 49% proportionate interest in the Ozernoe joint venture project which had a carrying value of $164.9 million. In 2008, the Company ceased to proportionately consolidate the interest in Ozernoe and the investment in the project is now recorded as a long-term investment (Note 8c).

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

On July 17, 2007, the Company completed the acquisition of Rio Narcea (Note 5c), which includes the mining assets of the Aguablanca mine. The allocation of the purchase price to mineral properties was $319.0 million and to plant and equipment $243.5 million. During 2008, the Company evaluated its long-lived assets and determined that they were impaired (Note 10).

8.	INVESTMENTS AND OTHER ASSETS

Investments include the following:

	2008	2007

AFS securities (a)	$13,953	$207,814
Equity investments (b)	1,577,044	1,317,367
Other assets (c)	52,733	6,763
	$1,643,730	$1,531,944

a)	AFS securities

Investments in AFS securities consist of marketable securities which had a fair value of $14.0 million at December 31, 2008 (December 31, 2007 - $207.8 million). These investments consist of shares in publicly traded mining and exploration companies.

During the year ended December 31, 2008, the Company recognized a loss of $1.3 million (2007 – a gain of $74.3 million) from the sale of AFS securities.

Management's assessment of the significant decline in the value of its AFS securities was deemed to be other than temporary. As such, the Company has recorded an impairment loss of $144.1 million in fiscal 2008 (2007 - $NIL).

During the year, the Company received common shares valued at $0.8 million (2007 - $ 3.7 million) pursuant to option agreements.

The Company does not exercise significant influence over any of the companies in which investments in available-for-sale securities are held, which in all cases, amounts to less than a 20% equity interest in any one company.

b)	Equity investments

The Company accounts for the following investments on the equity basis.

	2008	2007
Tenke Holdings Ltd. ("THL")	$1,576,743	$1,314,814
Sanu Resources Ltd. ("Sanu")	301	2,553
	$1,577,044	$1,317,367

(i) Tenke Holdings Ltd.

The Company holds a 30% interest in TFH which in turn holds an 82.5% interest in a Congolese subsidiary company, Tenke Fungurume Mining Corp S.A.R.L (“TFM”). Freeport McMoRan Gold & Copper Inc. (“FCX”) holds the remaining 70% interest in TFH. TFM holds a 100% interest in the Tenke Fungurume copper/cobalt project (the ‘TFM Project'). The Company's and FCX's net interest in the TFM project is 24.75% and 57.75% respectively. La Generale des Carriers et des Mines (“Gecamines”), a DRC Government-owned corporation owns a carried 17.5% interest. FCX is the TFM Project operator. The Company exercises significant influence over TFM. Accordingly the Company has used the equity method to account for this investment.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

	2008	2007
Balance, beginning of year	$1,314,814	$-
Acquisition of TFH interest	-	1,254,229
Advances	264,100	60,900
Share of equity loss	(2,171)	(315)
Balance, end of year	$1,576,743	$1,314,814

In 2007, the Government of DRC initiated a review of all mining contracts in the country. FCX as operator has been leading discussion with the Government with respect of the review. The Company believes the TFM agreements with the Government are legally binding, all related issues have been duly addressed under Congolese law and the overall fiscal terms as previously negotiated and incorporated into the Congolese Mining Convention as Amended and the TFM agreement terms exceed the requirements of the Congolese Mining Code. The discussion has not delayed project development activities.

TFH is reliant in part on the Company to fund its share of on-going operational and development financing requirements.

(ii) Sanu Resources Ltd.

The Company holds 4 million common shares of Sanu Resources Ltd (“Sanu”) and certain officers of the Company are directors and officers of Sanu. In 2008, the Company determined that the decline in the value of Sanu was significant and other than temporary. As such, an impairment loss of $1.3 million (2007 - $NIL) was recorded.

c)	Other assets

Included in other assets is a 49% interest in the shares of Morales (Overseas) Limited (“Morales”) whose wholly owned Russian subsidiary holds a mining license covering the Ozernoe lead/zinc project located in the Republic of Buryatia, Russia. The Morales investment was accounted for as a joint venture under an agreement with IFC Metropol LLC OOO (“Metropol”), a Russian entity that holds the remaining 51% interest in Morales. During 2008, the Company ceased to have joint control over the activities of Morales. As such, proportionate consolidation method has been ceased.

Morales is reliant on the Company and Metropol to fund its on-going operational and development financing requirements and Morales does not have the ability to transfer funds to either Metropol or the Company.

In light of current zinc prices and uncertainty regarding the intentions of the joint venture partner, the Company has no plans to advance the project at this time. The investment has been written down to an estimated fair value of $50.0 million (Note 10).

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

9.	GOODWILL

The following table summarizes changes to the carrying value of goodwill:

	2008		2007

	EuroZinc	Rio Narcea	EuroZinc	Rio Narcea

Goodwill, beginning of year	$357,956	$145,969	$616,426	$-
Arising from acquisitions	-	-	-	158,762
Impairment charges (Note 10)	(166,702)	(70,713)	(327,658)	(22,340)
Effect from changes in foreign exchange rates	(16,262)	(7,729)	69,188	9,547
Goodwill, end of year	$174,992	$67,527	$357,956	$145,969

EuroZinc: Goodwill resulted from the acquisition of EuroZinc Mining Corporation (“EuroZinc”) in 2006, which includes the mining operations of Somincor, PA and other exploration properties.

Rio Narcea: Goodwill resulted from the acquisition of Rio Narcea in 2007, which includes the mining operations of Aguablanca, the Salave gold deposit and other exploration properties.

The Company performed impairment assessments in response to the decline in the economic environment. As a result of the analysis, goodwill was determined to be impaired.

In performing the impairment tests, the Company determined the fair value of its reporting units using income and market approaches. The fair value of goodwill was measured as a residual of the fair value of the identifiable net assets. The fair value of goodwill was then compared to the carrying value in order to quantify the impairment. The assumptions used in determining the fair value are described in Note 10.

10.	GOODWILL AND LONG-LIVED ASSET IMPAIRMENT

Long-lived assets should be tested for recoverability whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. During the years ended December 31, 2008 and 2007, the Company undertook a review of all mining assets and goodwill in light of recent economic events and associated declines in the outlook for metal prices in the near-to-mid term.

The Company primarily used discounted cash flows (income approach) to determine the fair value of its long-lived assets subject to impairment. The discounting of future cash flows requires management to make estimates and use assumptions which include, but are not limited to, forecast metal prices, discount rates, operating costs, exchange and inflation rates and the estimated useful life of the assets.

For exploration properties, the Company used a market approach whereby the market prices of actual transactions involving similar assets are used to determine fair values. In addition, the Company also used an income approach that consisted of applying weighted probabilities to potential future cash flow scenarios.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

The following table summarizes the impairment charges for the years ended December 31, 2008 and 2007:

	2008	2007
Goodwill
Rio Narcea	$70,713	$22,340
Eurozinc	166,702	327,658
Mineral properties
Galmoy	61,405	-
Aguablanca	313,120	-
Plant and equipment
Galmoy	17,165	-
Aguablanca	27,305	-
Development
Ozernoe	103,778	-
Total goodwill and asset impairment	$760,188	$349,998

The impairment charges resulted in a net tax recovery of $ 134.4 million (2007 - $51.2 million).

11.	FUTURE INCOME TAXES

The reconciliation of income taxes computed at Canadian statutory tax rates to the Company's income tax expense for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007

Combined basic federal and provincial rates	33.5%	34.1%
Income tax expense based on statutory income tax rates	$(284,030)	$39,646
Effect of lower tax rates in foreign jurisdictions	(79,815)	(44,717)
Tax benefits recognized on prior year losses	-	(8,123)
Non-deductible and non-taxable items	226,468	107,107
Other	6,924	21,972
Income tax expense (recovery)	$(130,453)	$115,885

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Temporary differences and loss carry-forwards which give rise to future income tax assets and liabilities as at December 31, 2008 and 2007 are as follows:

	2008	2007

Future income tax assets
Loss carry forwards	$128,716	$60,904
Mineral properties, plant and equipment	36,370	-
Investments	12,101	-
Asset retirement obligations and other mine closure costs	29,554	12,320
Reserves and provisions	17,112	7,426
Share issue costs	914	4,869
Other	7,404	12,117
	232,171	97,636
Valuation allowance	(180,069)	(37,443)
Future income tax assets	$52,102	$60,193

Future income tax liabilities
Mineral properties, plant and equipment	19,128	110,246
Mining rights	219,068	322,858
Reserves	18,913	8,499
Other	5,541	7,016
Future income tax liabilities	262,650	448,619

Net future income tax liability	$210,548	$388,426

At December 31, 2008, the Company had accumulated non-capital losses for Irish and Swedish income tax purposes of approximately $120.9 million (2007 - $112.1 million) and $90.6 million (2007 – $NIL) respectively which have an indefinite life.

Year of expiry	Canada	Spain	Sweden	Ireland	Total

2009	$2,808	$-	$-	$-	$2,808
2010	2,119	-	-	-	2,119
2011	7,081	-	-	-	7,081
2012	8,108	-	-	-	8,108
2013 and thereafter	64,250	35,954	90,570	120,874	311,648
	$84,366	$35,954	$90,570	$120,874	$331,764

Subsequent to December 31, 2008, the Company sold its 100% interest in the Aljustrel zinc mine in Portugal, including $145.1 million of available non-capital loss carryforwards.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

12.	ACCRUED LIABILITIES

	2008	2007

Unbilled goods and services	$19,496	$31,025
Payroll obligations	12,295	6,537
Royalty payable	12,562	42,732
Share purchases and stock appreciation rights liabilities	-	7,535
Due from derivative contracts and investments	-	1,831
	$44,353	$89,660

13.	LONG-TERM DEBT AND CAPITAL LEASES

	2008	2007

Five-year revolving credit facility (a)	$266,652	$40,352
Somincor bonds due in 2009 (b)	38,692	39,369
Capital lease obligations (c)	4,715	5,497
Rio Narcea debt (d)	5,157	6,538
Aljustrel debt	-	2,516
Other	-	1,003
	315,216	95,275
Less: current portion due within one year	306,973	5,779
	$8,243	$89,496

The principal repayment obligations are scheduled as follows:

		Capital
	Debt	Leases	Total
2009	$305,830	$1,143	$306,973
2010	359	1,176	1,535
2011	359	1,285	1,644
2012	359	1,032	1,391
2013 and thereafter	3,594	79	3,673
Total	$310,501	$4,715	$315,216

Management estimates that the Company's fair value of long-term debt approximates its carrying value.

a)

During 2007, the Company secured a five-year $225 million non-revolving and a $575 million revolving credit facility for general corporate purposes collateralized by shares owned by Lundin in its subsidiaries. These loan facilities were used in part to acquire 100% of the issued and outstanding shares of Rio Narcea (Note 5c). Following the purchase of Rio Narcea, the Company sold its Tasiast gold project for $225 million and retired the non-revolving credit facility. The credit facility contains various covenants that include indebtedness, asset sales and liens, and distributions. The amount drawn on the facility bears interest at LIBOR plus a spread of 75 to 150 basis points based on the leverage ratio of the Company. As at December 31, 2008, the interest rate was LIBOR rate plus 1.125%.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

At December 31, 2008, the Company was not in compliance with a financial covenant defined under its $575 million revolving credit facility agreement. The covenant defines a calculation of tangible net worth and requires the Company to maintain it at a prescribed level.

The Company has obtained a waiver of the covenant that is in effect until June 5, 2009 from the banking syndicate that provided the facility. The waiver includes among other things an increase in the interest rate to 4.5% over LIBOR.

b)

On December 17, 2004, the Company's wholly owned Portuguese subsidiary, Somincor, issued 540,000 unsecured bonds with a nominal value of €50 each for a total of €27.0 million, which as at December 31, 2008 was equivalent to approximately $37.6 million. These bonds have a five-year term with 100% of the principal repayable at maturity on December 17, 2009 and bear interest at “EURIBOR 6 months” plus 0.875%. Interest payments are due on June 17 and December 17 of each year. The rate at December 31, 2008 was 3.85%.

c)

Capital lease obligations relate to leases on mining, computer equipment and passenger vehicles having three or four year terms and the lease payment obligations have been discounted at rates of interest between 1.25% to 1.75% above “3 month” and “6 month” EURIBOR.

d)

The Rio Narcea debt of €5.5 million (approximately $7.6 million) was assumed on the acquisition of Rio Narcea and is an interest free loan extended by the Spanish Department of Trade, Industry and Commerce. It is repayable in equal annual installments of €0.5 million on December 15 of each year through 2017. The debt is recorded using an imputed interest rate of 4.3%

14.	OTHER LONG-TERM LIABILITIES

Included in other long term liabilities is a grant received by Somincor of $12.5 million (€9.0 million). The grant was provided by the Portuguese government and the European Union to promote capital investment.

A portion of this grant is to be re-paid in the range of 30%-50% and will be determined based on the expenditures made and achievement of certain goals. The portion of the grant that is to be re-paid may be interest free if repaid within two years from receipt of the grant. Otherwise, it will carry an interest of LIBOR plus 0.6% payable in a four year term. The fair value approximates carrying value.

15.	DEFERRED REVENUE

The following table summarizes the changes in deferred revenue balance:

	2008	2007

Balance, beginning of year	$98,341	$64,330
Proceeds from new contracts issued during the year	-	31,280
Amortization on delivery of silver in concentrate	(6,796)	(4,473)
Effect from changes in foreign exchange rates	(12,415)	7,204

	79,130	98,341
Less: estimated current portion	3,465	7,243
Balance, end of year	$75,665	$91,098

a)	Silverstone Resources Corp.

On September 28, 2007, the Company entered into an agreement to sell all of its silver contained in concentrate produced from its Neves-Corvo and Aljustrel mines in Portugal to Silverstone Resources Corp. (“Silverstone”) in consideration for cash and securities having a fair value of $89.1 million on the date of the exchange, plus a payment on delivery of silver in concentrate at a rate of the lesser of (a) $3.90 per ounce (subject to a 1% annual adjustment after three years) and (b) the then prevailing market price per ounce of silver. The agreement extends to the earlier of 50 years from the agreement date and the end of mine life for each of the Neves-Corvo and Aljustrel mines. During the year ended December 31, 2008, the Company delivered concentrate containing 485,288 ounces (2007 - 147,000 ounces) of silver in concentrate to Silverstone.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

The Company has determined that the embedded derivative value in the contract, related to the ability of Silverstone to pay a reduced amount for each ounce of silver contained in concentrate if, during the term of the contract, the price of silver falls below $3.90 per ounce, is not material.

The deferred revenue attributed to Aljustrel is recorded in the liabilities of the discontinued operations (Note 5a).

	b)	Silver Wheaton Corp.

The Company entered an agreement with Silver Wheaton Corp. (“Silver Wheaton”) to deliver a total of 40 million ounces of silver contained in concentrate from the Zinkgruvan mine in Sweden to Silver Wheaton over a 25-year period commencing in 2004. The Company receives the lesser of: (a) $3.90 per ounce (subject to adjustment based on changes in the US consumer price inflation index) and (b) the then prevailing market price per ounce of silver in consideration for cash and securities having a fair value totaling $72.8 million.

Under terms of the agreement, if, at the end of the 25-year period, the Company has not delivered concentrate containing the agreed 40 million ounces, the Company is required to pay $1.00 to Silver Wheaton for each ounce of silver not delivered. During 2008, the Company delivered concentrate containing 1,790,512 ounces (2007 – 1,942,000 ounces) of silver to Silver Wheaton, for an aggregated total of 7,290,512 ounces since the inception of the contract.

The Company has determined that the embedded derivative value in the contract, related to the ability of Silver Wheaton to pay a reduced amount for each ounce of silver contained in concentrate if the price of silver falls below $3.90 per ounce, is not material.

16.	FORWARD SALES CONTRACTS

The Company has entered into forward sales contracts for the purpose of managing the related risks and are not for trading purposes. As at December 31, 2008, the Company had no future metal delivery commitments. The Company recognized approximately $0.1 million loss on the forward contracts during 2008 (2007 - $18.0 million).

17.	PROVISION FOR PENSION OBLIGATIONS

The Company has calculated its liability relating to the defined benefit plan at the Zinkgruvan mine using the projected benefit method pro-rated on services method. Actuarial assumptions used to determine benefit obligations at December 31, 2008 and 2007 were as follows:

	2008	2007

Discount rate	4.5%	4.5%
Rate of salary increase	2.5%	2.5%
Long-term rate of inflation	2.5%	2.5%

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Information about Zinkgruvan's defined benefit and other retirement plans as at December 31, 2008 and 2007 are as follows:

	2008	2007

Accrued benefit obligation:
Balance, beginning of the year	$12,194	$13,383
Current service costs	761	772
Interest costs	568	509
Actuarial losses (gains)	258	(714)
Benefits paid	(785)	(727)
Effects of foreign exchange	(3,072)	(1,029)

Balance, end of the year	9,924	12,194
Adjustments of cumulative unrecognized actuarial losses	874	167
Unrecognized actuarial (losses) gain	(258)	714

Accrued benefit liability	10,540	13,075
Provision for indirect taxes on non-vested pension obligations	2,524	2,656
Pension obligations covered by insurance policies	1,295	1,343
Total provision for pension obligations	$14,359	$17,074

The defined benefit plan is unfunded and, accordingly, there are no plan assets and the Company made no contributions to the plan. The Company's pension expense related to the defined benefit plan is as follows:

	2008	2007

Current service costs	$761	$772
Interest costs	568	509
Indirect taxes	322	138
Pension expense	$1,651	$1,419

In addition, the Company recorded a pension expense of $1.1 million (2007 - $0.6 million) relating to defined contribution plans.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

18.	ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relating to the operations of Neves-Corvo, Zinkgruvan, Storliden, Aguablanca and Galmoy mines, are as follows:

	Asset	Other Mine
	Retirement	Closure
	Obligations	Costs	Total

Balance, December 31, 2006	$86,757	$4,836	$91,593
Accretion	5,057	2,273	7,330
Accruals for services	-	1,335	1,335
Changes in estimates	3,163	-	3,163
Amounts arising from Rio Narcea acquisition	7,294	1,108	8,402
Amounts arising from disposal of Tasiast	(1,000)	-	(1,000)
Effect on changes in foreign exchange rates	8,190	657	8,847
Payments	(2,081)	-	(2,081)

Balance, December 31, 2007	$107,380	$10,209	$117,589
Accretion	4,016	-	4,016
Accruals for services	-	21,915	21,915
Changes in estimates	(21,719)	-	(21,719)
Amounts arising from disposal	(769)	-	(769)
Effect on changes in foreign exchange rates	(6,281)	(1,410)	(7,691)
Payments	(3,811)	-	(3,811)
Balance, December 31, 2008	$78,816	$30,714	$109,530

In 2007, as part of the allocation of the purchase price of Rio Narcea, the owner of the Aguablanca mine (Note 5c), the Company allocated $7.3 million for future site restoration and other mine closure costs. The future site restoration and mine closure costs at the Aguablanca mine were determined based on the current life of mine plan, estimated undiscounted future site restoration costs of €5.8 million for the mine using a credit-adjusted risk-free interest rate of 5.0% . Since acquisition, the Company made payments for site restoration costs totaling $1.8 million (2007 - 2.1 million). The asset retirement obligation for the Aguablanca mine at December 31, 2008 totaled $3.5 million (December 31, 2007 - $7.2 million).

The asset retirement obligation at the Neves-Corvo mine is based on the estimated undiscounted future site restoration costs of €45.4 million and a credit-adjusted risk-free interest rate of 5.0% . There was a change in estimate during the year, which decreased the carrying value of the asset retirement obligation and the related asset by $21.7 million. The Company expects the payments for site restoration costs to be incurred near the end or following the closure of the Neves-Corvo mine in 2022. For the year ended December 31, 2008, the Company recorded accretion expense of $1.6 million (2007 - $3.8 million). The asset retirement obligations for the Neves-Corvo mine was $48.2 million (2007 - $70.5 million).

The asset retirement obligation at the Zinkgruvan mine at December 31, 2008 was $11.6 million (December 31, 2007 -$13.4 million). This was based on estimated undiscounted future site restoration costs of $37.1 million (SEK 240.1 million) and a credit-adjusted risk-free interest rate of 5.5% . The Company expects the future reclamation costs to be incurred subsequent to the end of the mine life.

In March 2006, Zinkgruvan presented a revised closure plan to the Swedish Environmental Supreme Court (“the Supreme Court”). This closure plan for the tailings facility indicated a final closure cost of approximately $1.5 million (SEK 10 million). However, the Supreme Court upheld the original 2001 closure plan and required the Company to post a $10.2 million (SEK 80 million) bond. Zinkgruvan is currently updating the closure plan for resubmission to the Supreme Court for approval. Until such time as the new closure plan is approved, Zinkgruvan has based its estimated asset retirement obligation based on the 2001 closure plan.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

The asset retirement obligation at the Galmoy mine at December 31, 2008 was $15.1 million (2007 - $15.8 million), which was based on an undiscounted asset retirement obligation of €15.4 million and a credit-adjusted risk-free interest rate of 5.5% . Expenditures for site restoration costs are scheduled to commence from 2008 to 2011. For the year ended December 31, 2008, the Company recorded accretion expense of $0.8 million (2007 - $0.8 million) and $13.9 million (2007 - $1.1 million) for other mine closure costs. There was also an increase related to severance related closure costs in the amount of $21.7 million based on finalized contractual agreement with their union.

The Company estimates that its asset retirement obligations with respect to the Storliden mine are insignificant.

19.	SHARE CAPITAL

All shares and stock options shown in the tables are calculated as if the three-for-one stock split, which was effective February 5, 2007, had occurred at January 1, 2007.

	(a)	Authorized and issued shares

The issued and authorized share capital consists of an unlimited number of voting common shares with no par value and one special non-voting share with no par value of which 487,433,771 voting common shares (2007 – 392,489,131) are issued and fully-paid.

On December 11, 2008, the Company announced the completion of a private placement, resulting in HudBay Minerals Inc. ("HudBay") subscribing for 96,997,492 common shares in the capital of the Company, representing 19.9% of the Company's outstanding common shares after issuance, at a price of $1.40 CAD per share, for aggregate gross proceeds to the Company of approximately $135.8 CAD million.

On December 19, 2007, the Company announced a normal course issuer bid to purchase up to 19,620,139 of its previously issued common shares on the open market. To December 31, 2008, the Company purchased 2,150,700 shares for a total consideration of $18.8 million. These shares were subsequently cancelled.

	(b)	Stock options

The Company has an incentive stock option plan (the “Plan”) available for certain employees, directors and officers to acquire shares in the Company. At the October 19, 2006 Special Meeting of Shareholders, the shareholders of the Company approved a resolution setting the number of shares reserved under the Plan at 7,000,000. As a result of a three-for-one stock split of the Company's shares on February 5, 2007, the number of shares reserved under the Plan increased to 21,000,000, which is less than 10% of the number of issued and outstanding shares of the Company. The term of any options granted are fixed by the Board of Directors and may not exceed ten years from the date of grant.

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers. Under this method, the Company recorded a stock compensation expense of $9.9 million for 2008 (2007 - $12.0 million) with a corresponding credit to contributed surplus. The fair value of the stock options granted at the date of the grant using the Black-Scholes pricing model assumes risk-free interest rates of 2.63% to 3.84% (2007 - 3.9% to 4.7%) , no dividend yield, expected life of 1.5 to 4.3 years (2007 – 1.5 to 2.5 years) with an expected price volatility ranging from 47% to 69% (2007 – 36% to 43%).

The continuity of incentive stock options issued and outstanding during 2008 and 2007 is as follows:

		Weighted
	Number of	average exercise
	Options	price (CAD$)

Outstanding, December 31, 2006	3,038,266	$5.11
Granted during the year	4,905,760	12.55
Granted in exchange for Tenke options (Note 5b)	86,500	5.57
Expired/forfeited during the year	(9,521)	9.80
Exercised during the year	(1,903,177)	3.86

Outstanding, December 31, 2007	6,117,828	$11.84
Granted during the year	6,176,040	4.97
Expired/Forfeited during the year	(1,104,000)	12.36
Exercised during the year	(97,848)	6.44
Outstanding, December 31, 2008	11,092,020	$8.01

During the year ended December 31, 2008, the Company granted 6,176,040 incentive stock options to employees and officers at a weighted average exercise price of CAD $4.97 per share that expire between August 5, 2011 and December 31, 2013. The exercise price for each of the options granted during 2008 was based on the closing stock price on the date of grant. In 2007, the Company granted 4,905,760 incentive stock options to employees and officers at a weighted average exercise price of CAD $12.55 per share that expire between January 17, 2009 and December 5, 2012. The exercise price for each of the options granted during 2007 was based on the closing stock price on the date of grant. On the acquisition of Tenke, in 2007, the Company issued approximately 0.1 million stock options to a former Tenke director in exchange for the cancellation of Tenke stock options (Note 5b).

The following table summarizes options outstanding as at December 31, 2008, as follows:

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

	Outstanding Options			Exercisable Options

		Weighted	Weighted		Weighted
		Average	Average		Average	Weighted
	Number of	Remaining	Exercise	Number of	Remaining	Average
Range of exercise	Options	Contractual	Price	Options	Contractual	Exercise
prices (CAD$)	Outstanding	Life (Years)	(CAD$)	Exercisable	Life (Years)	Price (CAD$)
$2.27 to $4.41	107,720	1.5	$2.29	107,720	1.5	$2.29
$4.42 to $5.80	5,091,500	3.8	4.47	476,500	2.3	4.91
$5.81 to $9.62	1,375,760	3.9	7.56	1,015,068	3.8	7.43
$9.63 to $12.73	1,075,280	2.7	10.32	975,279	2.6	10.35
$12.74 to $14.97	3,441,760	3.4	12.89	2,651,360	3.2	12.92
	11,092,020	3.6	$8.01	5,225,927	3.1	$10.43

(c)	Stock appreciation rights

There were 306,720 stock appreciation rights issued and outstanding at December 31, 2008 at a weighted averaged exercise price of CAD $6.69. 135,360 units expire on June 8, 2010 and 171,360 units expire on May 11, 2011.

The stock appreciation rights are recorded as a current liability and are adjusted based on the Company's closing stock price at the end of each reporting period. The liability as at December 31, 2008 was $NIL (2007 - $1.0 million). For the year ended December 31, 2008, the Company also recognized a recovery of $1.0 million (2007 - $1.4 million) recovery as a result of changes in the fair value of the outstanding stock appreciation rights.

All stock appreciation rights are fully vested and exercisable.

20.	SEGMENTED INFORMATION

The Company is engaged in mining, exploration and development of mineral properties, primarily in Portugal, Spain, Sweden, Ireland and the DRC. The Company has reportable segments as identified by the individual mining operations at each of its operating mines as well as its significant investment in the Tenke Fungurume project. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative factors whereby its revenues or assets comprise 10% or more of the total revenues or assets of the Company.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Segmented Information - Operational For the year ended December 31, 2008

					Tenke
	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy	Fungurume	Other	Total
Sales	$497,936	$123,508	$120,280	$69,831	$-	$23,739	$835,294

Income (loss) before undernoted	291,831	57,238	22,231	(7,218)	-	(40,834)	323,248
Depreciation and amortization	(94,709)	(19,967)	(63,440)	(23,094)	-	(1,107)	(202,317)
General exploration and project investigation	(18,563)	4	(9,076)	(2,722)	-	(8,519)	(38,876)
Goodwill and long-lived asset impairment	(166,702)	-	(411,136)	(78,572)	-	(103,778)	(760,188)
Impairment of AFS securities	(5,045)	-	(63,885)	-	-	(75,147)	(144,077)
Other income and expenses	839	1,315	(233)	1,523	(2,171)	1,352	2,625
Loss on sale of investments	-	-	-	-	-	(1,320)	(1,320)
Interest and bank charges	(3,834)	(237)	(1,216)	(8)	-	(9,430)	(14,725)
Foreign exchange gain (loss)	7,484	2,297	(2,190)	(7)	-	(22,310)	(14,726)
Gain (loss) on forward sales contracts	-	257	-	-	-	(348)	(91)
Income tax (expense) recovery	(40,449)	(2,350)	103,584	(6,825)	-	76,493	130,453
Net (loss) income from continuing operations	$(29,148)	$38,557	$(425,361)	$(116,923)	$(2,171)	$(184,948)	$(719,994)
Loss from discontinued operations	(237,067)	-	-	-	-	-	(237,067)
Net (loss) income	$(266,215)	$38,557	$(425,361)	$(116,923)	$(2,171)	$(184,948)	$(957,061)

Capital assets*	$1,110,874	$158,177	$127,985	$7,327	$1,576,743	$2,380	$2,983,486
Total segment assets	$1,420,353	$280,953	$235,431	$39,568	$1,576,743	$151,454	$3,704,502
Capital expenditures	$199,716	$44,772	$7,600	$6,374	$264,100	$13,269	$535,831

For the year ended December 31, 2007
	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy	Tenke	Other	Total
Sales	$621,088	$206,067	$75,838	$99,925	$-	$56,804	$1,059,722

Income (loss) before undernoted	434,327	149,247	20,023	42,152	-	(17,216)	628,533
Depreciation and amortization	(99,792)	(18,757)	(26,318)	(21,272)	-	(9,553)	(175,692)
General exploration and project investigation	(21,824)	(3,607)	(2,231)	(4,108)	-	(3,600)	(35,370)
Goodwill and long-lived asset impairment	(327,658)	-	(22,340)	-	-	-	(349,998)
Other income and expenses	19,008	444	(224)	1,193	(315)	4,581	24,687
Gain on sale of investments	-	-	-	-	-	74,330	74,330
Interest and bank charges	(3,138)	(560)	(644)	(20)	-	(9,082)	(13,444)
Foreign exchange loss	(16,689)	(748)	-	(922)	-	(517)	(18,876)
Gain (loss) on forward sales contracts	-	-	5,530	-	-	(23,511)	(17,981)
Income tax (expense) recovery	(83,038)	714	3,979	(8,767)	-	(28,773)	(115,885)
Net (loss) income from continuing operations	$(98,804)	$126,733	$(22,225)	$8,256	$(315)	$(13,341)	$304
Loss from discontinued operations	(154,464)	-	-	-	-	-	(154,461)
Net loss (income)	$(253,268)	$126,733	$(22,225)	$8,256	$(315)	$(13,341)	$(154,157)

Capital assets*	$1,241,820	$166,613	$556,786	$107,001	$1,314,819	$160,806	$3,547,845
Total segment assets	$2,242,497	$455,618	$840,175	$169,547	$1,314,819	$(311,832)	$4,710,824
Capital expenditures	$147,983	$22,915	$1,149	$6,294	$60,900	$11,072	$250,313

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume. Capital assets from discontinued operations are in Neves Corvo

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Segmented Information - Geographical For the year ended December 31, 2008

	Portugal	Spain	Sweden	Ireland	DRC	Other	Total
Sales	$497,936	$120,280	$147,247	$69,831	$-	$-	$835,294

Income (loss) before undernoted	291,831	21,835	50,609	(7,218)	-	(33,809)	323,248
Depreciation and amortization	(94,827)	(63,440)	(20,497)	(23,094)	-	(459)	(202,317)
General exploration and project
investigation	(16,978)	(9,437)	(9,233)	(2,722)	-	(506)	(38,876)

Goodwill and long-lived asset impairment	(166,702)	(411,136)	-	(78,572)	-	(103,778)	(760,188)
Impairment of AFS securities	(5,045)	(63,885)	-	-	-	(75,147)	(144,077)
Other income and expenses	1,351	(119)	3,301	1,523	(2,171)	(1,260)	2,625
Loss on sale of investments	-	-	-	-	-	(1,320)	(1,320)
Interest and bank charges	(3,877)	(1,234)	(5,255)	(8)	-	(4,351)	(14,725)
Foreign exchange gain (loss)	6,325	(2,173)	(6,399)	(7)	-	(12,472)	(14,726)
Loss on forward sales contracts	-	-	(91)	-	-	-	(91)
Income tax (expense) recovery	(41,160)	103,587	54,799	(6,825)	-	20,052	130,453
Net (loss) income from continuing
operations	$(29,082)	$(426,002)	$67,234	$(116,923)	$(2,171)	$(213,050)	$(719,994)
Loss from discontinued operations	(237,067)	-	-	-	-	-	(237,067)
Net loss (income)	$(266,149)	$(426,002)	$67,234	$(116,923)	$(2,171)	$(213,050)	$(957,061)

Capital assets*	$1,111,280	$127,985	$158,556	$7,327	$1,576,743	$1,595	$2,983,486
Total segment assets	$1,421,332	$235,906	$301,582	$39,568	$1,576,743	$129,371	$3,704,502
Capital expenditures	$199,716	$7,600	$44,772	$6,374	$264,100	$13,269	$535,831

For the year ended December 31, 2007
	Portugal	Spain	Sweden	Ireland	DRC	Other	Total
Sales	$621,088	$75,838	$262,855	$99,925	$-	$16	$1,059,722

Income (loss) before undernoted	434,327	20,020	156,233	42,152	-	(24,199)	628,533
Depreciation and amortization	(99,900)	(26,318)	(28,024)	(21,272)	-	(178)	(175,692)
General exploration and project	(20,684)	(2,798)	(7,783)	(4,108)	-	3	(35,370)
Goodwill and long-lived asset impairment	(327,658)	(22,340)	-	-	-	-	(349,998)
Other income and expenses	19,461	(224)	(2,734)	1,029	(315)	7,470	24,687
Gain on sale of investments	-	-	-	-	-	74,330	74,330
Interest and bank charges	(3,448)	(393)	(8,111)	(20)	-	(1,472)	(13,444)
Foreign exchange (loss) gain	(16,563)	1,572	2,173	(998)	-	(5,060)	(18,876)
Loss on forward sales contracts	-	5,530	(23,511)	-	-	-	(17,981)
Income tax (expense) recovery	(79,939)	3,979	(10,151)	(8,767)	-	(21,007)	(115,885)
Net (loss) income from continuing
operations	$(94,404)	$(20,972)	$78,092	$8,016	$(315)	$29,887	$304
Loss from discontinued operations	(154,461)	-	-	-	-	-	(154,461)
Net (loss) income	$(248,865)	$(20,972)	$78,092	$8,016	$(315)	$29,887	$(154,157)

Capital assets*	$1,213,285	$556,786	$168,966	$107,001	$1,314,819	$186,988	$3,547,845
Total segment assets	$1,790,764	$840,260	$208,917	$169,547	$1,314,819	$386,517	$4,710,824
Capital expenditures	$147,983	$1,149	$24,634	$6,294	$60,900	$9,353	$250,313

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume. Capital assets from discontinued operations are in Portugal

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

21.	COMMITMENTS AND CONTINGENCIES

a)	The Company's wholly-owned subsidiary, Somincor, has entered into the following commitments:

i.

Royalty payment under a fifty year concession agreement to pay the greater of 10% of net income or 0.75% of mine-gate production revenue. Royalty cost for the year ended 2008 was $3.4 million (2007 - $24.5 million);

ii.	Port facilities rental payable to the port authority of Setubal and Sesimbra, Portugal for a thirty-year period beginning in 1996 at an annual cost of $0.2 million per year;

iii.	Use of the railways under a railway transport agreement for ten years expiring in November 2010 at an estimated annual cost of $4.5 million per year;

iv.	Setubal bulk terminal land and use license commitments totaling approximately $0.7 million per year for the duration of the life of the terminal facilities; and

v.	Computer equipment leases for the next two years in the amount of approximately $0.9 million per year.

b)

A major Swedish bank issued a bank guarantee to the Swedish authorities in the amount of $10.2 million (SEK 80.0 million) relating to the future reclamation costs at the Zinkgruvan mine. The Company has agreed to indemnify the Swedish bank for this guarantee.

c)

As disclosed in Note 15, under agreements with Silverstone and Silver Wheaton, the Company has agreed to deliver all future production of silver contained in concentrate produced from certain of its mines. The Silver Wheaton agreement includes a guaranteed minimum delivery of 40 million ounces of silver over the remaining 22-year term. If at the end of the contract the Company has not met its minimum obligation, it must pay $1.00 to Silver Wheaton for each ounce of silver not delivered.

d)

In August 2005, the regional Government of Asturias, Spain rejected Rio Narcea's application for “change in land use” required to develop the Salave gold deposit. After a review of its legal options, former management of Rio Narcea commenced legal applications in local courts seeking reversal of the decision and, or monetary compensation for damages. The outcome and timing of any legal action on this matter is presently uncertain. On the acquisition of Rio Narcea, the Company fair valued the Salave property at $50.5 million (€ 36.3 million), which is included in exploration properties as presented in Note 7.

e)

Upon commencement of commercial production of the Tenke Fungurume copper/cobalt project, expected to be during 2009, the Company is to make bonus transfer payments of $1.5 million to TFH. Subsequent bonus transfer payments of $3.0 million are to be made on the first and second anniversaries of commercial production.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

f)

On February 23, 2009, the Company entered into an agreement with HudBay Minerals Inc. (“HudBay”) whereby the companies have agreed to terminate the previously announced arrangement agreement dated November 21, 2008, pursuant to which HudBay agreed to acquire all of the outstanding shares of the Company subject to the satisfaction of certain conditions. In consideration of terminating the Arrangement Agreement and in recognition of HudBay's 19.9% ownership interest, the companies have agreed to the following terms in the termination agreement:

i.

As long as HudBay owns 10% or more of the outstanding common shares of the Company, HudBay shall be entitled to designate one nominee acceptable to the Company for inclusion on the management slate of nominees for election to the Company's board of directors;

ii.

As long as HudBay owns 10% or more of the outstanding common shares of the Company, HudBay shall have the right to maintain its then current level of ownership of the common shares of the Company in connection with, and as a part, of any public offering or private placement of the Company's common shares by the Company;

iii.

For a period of six months following the date of the termination agreement, HudBay shall have a right of first offer in connection with any proposed sale or transfer of material assets of the Company. This right in no ways binds the Company to accept any offer from HudBay;

iv.	A mutual release in respect of any and all rights in connection with or arising from the Arrangement Agreement; and

v.	HudBay and the Company are bound by a reciprocal standstill covenant for a period of twelve months from the date of the termination agreement.

In addition, HudBay will continue to be bound by the terms of the subscription agreement under which HudBay acquired its holding in the Company. The terms include restrictions on voting and limiting the amount of shares that can be disposed of in any six month period.

g)

The Company is a party to certain operating leases and contracts relating to office rent, office equipment and car leases. Future minimum payments under these agreements at December 31, 2008 are as follows:

2009	$2,103
2010	1,315
2011	1,274
2012	980
2013 and thereafter	256
Total	$5,928

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

22.	MANAGEMENT OF CAPITAL RISK

The Company's objectives when managing its capital include ensuring a sufficient combination of positive operating cash flows and debt and equity financing in order to meet its ongoing capital development and exploration programs in a way that maximizes the shareholder return given the assumed risks of its operations while at the same time safeguarding the Company's ability to continue as a going concern (Note 2). The Company considers the following items as capital: shareholders' equity and long-term debt.

Through the ongoing management of its capital, the Company will modify the structure of its capital based on changing economic conditions in the jurisdictions in which it operates. In doing so, the Company may issue new shares or debt, buyback issued shares or pay off any outstanding debt, or make changes to its portfolio of strategic investments. The Company's current policy is to not pay out dividends but to reinvest its earnings in the business.

Annual budgeting is the primary tool used to manage the Company's capital. Updates are made as necessary to both capital expenditure and operational budgets in order to adapt to changes in risk factors of proposed expenditure programs and market conditions within the mining industry.

At December 31, 2008, the Company was not in compliance with a financial covenant defined under its $575.0 million revolving credit facility agreement (Note 13a).

23.	MANAGEMENT OF FINANCIAL RISK

The Company's financial instruments are exposed to certain financial risks, including currency risk, price risk, credit risk, interest rate risk, and liquidity risk.

Currency Risk

The Company is exposed to currency risk related to changes in rates of exchange between the US dollar and the local currencies of the Company's principal operating subsidiaries. The Company's revenues and certain debt are denominated in US dollars, while most of the Company's operating and capital expenditures are denominated in the local currencies. A significant change in the currency exchange rates between the US dollar and foreign currencies could have an effect on the Company's net income (loss) and on other comprehensive income.

As at December 31, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars but held by group companies that report in Euros, SEK and Canadian dollars:

US Dollar

Cash and cash equivalents	$20,191
Other working capital items	$(3,436)
AFS securities	$-
Long-term debt	$(266,652)

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Price Risk

The Company is subject to price risk associated with fluctuations in the market prices for metals. The Company may, at its election, use forward or derivative contracts to manage its exposure to changes in commodity prices, the use of which is subject to appropriate approval procedures. The Company is also subject to price risk on its derivatives profile and on the final settlement of its trade receivables. At December 31, 2008, there are no outstanding forward or derivative contracts.

The sensitivity of the Company's financial instruments before considering the effect of increased metal prices on smelter treatment charges is as follows:

	Price on		Effect on
	December 31/08		pre-tax earnings
	($US/tonne)	Change	($ millions)
Copper	2,902	+10%	7.0
Zinc	1,121	+10%	2.6
Lead	949	+10%	0.9
Nickel	10,810	+10%	1.7

Concentration of Credit Risk

The exposure to credit risk arises through the failure of a customer or another third party to meet its contractual obligations to the Company. The Company believes that its maximum exposure to credit risk as at December 31, 2008 is the carrying value of its trade receivables.

Concentrate produced at the Company's Neves-Corvo, Zinkgruvan and Galmoy mines are sold to a small number of strategic customers with whom the Company has established long-term relationships. Limited amounts are occasionally sold to metals traders on an ad hoc basis. Production from the Aguablanca mine is sold to a trading company under a long term contract expiring in 2011. The payment terms vary and provisional payments are normally received within 2-4 weeks of shipment, in accordance with industry practice, with final settlement up to four months following the date of shipment. Sales to metals traders are made on a cash up-front basis. The failure of any of the Company's strategic customers could have a material adverse effect on the Company's financial position. For the year ended December 31, 2008, the Company derives approximately 60% of its revenue from three major customers.

Interest Rate Risk

The Company's exposure to interest rate risk arises both from the interest rate impact on its cash and cash equivalents as well as on its debt facilities. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any short-term investments included in cash and cash equivalents as they are generally held to maturity with large financial institutions. The Company does not own any asset-backed commercial paper.

As at December 31, 2008, holding all other variables constant and considering the Company's outstanding debt of $315.2 million, a 1% change in the interest rate would result in an approximate $3.2 million interest expense on an annualized basis.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2008 and 2007
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Liquidity Risk

The Company currently has engaged in discussions to restructure the $575.0 million revolving credit facility (Note 13a). If the facility cannot be successfully restructured, the Company may have to sell assets or issue additional equity in order to meet its current and long term obligations.

24.	SUPPLEMENTAL CASH FLOW INFORMATION
	2008	2007
Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$41,846	$1,091
Accounts payable and other current liabilities	(92,495)	(19,963)
	$(50,649)	$(18,872)

Operating activities included the following cash payments
Interest paid	$11,464	$2,098
Income taxes paid	$142,501	$82,981

25.	SUBSEQUENT EVENTS

On January 23, 2009, the Company announced that its Galmoy zinc/lead/silver mine in Ireland is to permanently cease production in May 2009. The Company intends to wind down the operation in an orderly fashion and, following closure, remaining rehabilitation work will be completed. Closure costs have been provided for and the cash flow effect of this closure is not expected to have any material effect on the Company as restricted cash (carried as a long-term asset and not included in the Company's reported net cash/debt) is held to cover rehabilitation obligations.

On February 5, 2009, the Company completed the sale of its wholly owned subsidiary Pirites Alentejanas SA. All regulatory approvals have been received and the Company has no further responsibility for the Aljustrel mine.